QuickLinks -- Click here to rapidly navigate through this document

[Letterhead of Graubard Miller]

November 2, 2006

VIA EDGAR

Mr. Duc Dang
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

  Re:
  Yucheng Technologies Limited
  Registration Statement on Farm S-4
  Filed on November 2, 2006
  File No. 333-132814

Dear Mr. Dang:

        On behalf of Yucheng Technologies Limited ("Yucheng") and China Unistone Acquisition Corp. (China Unistone or together with Yucheng the "Company" or "company"), we respond as follows to the Staff's comments received by letter dated November 2, 2006, relating to the above-captioned Registration Statement on Form S-4. Captions and page references herein correspond to those set forth in your letter. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the responses to each comment immediately thereafter.

        Defined terms used in this letter have the meanings assigned to them in the Registration Statement on Form S-4 of the Company.

Cover Page and Letter to Stockholders

1.
Please revise to address that the board of directors only performed a comparative company analysis and did not perform a broad analysis to determine the fair market value of the target businesses based on standards generally accepted by the financial community. Also indicate that the board of directors may not have performed sufficient analysis for its decision regarding the stock purchase agreement and the board may not have arrived at the correct decision.

  The cover page and the Letter to the Stockholders have both been revised to add a paragraph indicating the above disclosure requirement. (Cover and Letter to Stockholders)

2.
Please revise to indicate that the board of directors did not make a determination that the consideration to be paid for Sihitech and e-Channels was fair from a financial point of view. In addition, add a risk factor to address the risks associated with the board of directors not determining that the acquisition was fair from a financial point of view.

  Because the proxy statement/prospectus has been revised throughout to indicate that the board determined from a financial point of view that the transaction was fair to the stockholders of China Unistone, no changes have been made to indicate that the board did not make such a decision and no risk factor has been added.

Summary

The Business Combination, page 12

3.
Supplementally confirm that the powers of attorney given by the minority shareholders to Sihitech do not transfer economic rights. If the powers of attorney transfer economic rights, then disclose the transfer of the economic rights and discuss the resulting consequences.

  The powers of attorney do in fact give Sihitech the economic rights. It is because of those rights, among others set forth on the powers, that Sihitech is able to consolidate the financial results of those companies. We have added disclosure indicating the powers give economic rights, and if they were not enforceable, the fact that Sihitech would be required to report them as majority owned companies, thereby reducing net income by the percentage ownership of the minority interest. Also, we have indicated that the minority interest would have to be afforded its rights, including economic rights (Pages 12, 13, 40, 130).

Risk Factors

4.
The risk factors need to be set forth in the order of materiality. Revise your risk factors to present the risk factor "The board of directors, in determining the satisfaction of the 80 test ..." at the beginning of the risk factors section.

  We have moved the risk factor referred to above to the first position (Page 31).

Background of the Stock Purchase, page 49

5.
We note that E.J. McKay & Co. representatives were present at the board of directors meeting on December 13, 2005. Revise to describe in reasonable detail the nature of the presentation, the information presented, any recommendations and conclusions reached.

  We have described in detail the oral presentation by E.J. McKay & Co. and indicated that they did not make any recommendation or determination about the transactions on which they reported. We have indicated that the board considered various of the items that they presented in their decision process, as has been set forth in "China Unistone's Reasons for the Stock Purchase," with an appropriate cross reference (Page 55).

6.
We note your response to comment 10. We do not understand how the board of directors made the determination that the acquisition was "fair and in the best interests of the stockholders" when the board did not address the fairness of the consideration from a financial point of view. Clarify how the "fair and in the best interest" determination was made without determining fairness from a financial point of view.

  We have indicated in various places that the board determined the transaction was fair from a financial point of view to the stockholders of China Unistone (Cover, 18, 56, 68).

7.
We note you have deleted the disclosure that E.J. McKay compiled the comparative company information which was sought at the request of members of the board of directors. Revise to clarify that the board of directors and not E.J. McKay compiled and finalized the valuation analyses and metrics used by the board to determine that the consideration was in the best interests of China Unistone's stockholders.

  We have edited the section referred to above to try to make it abundantly clear that the board compiled the matrix and performed the analysis. We did not put in a negative statement indicating that E.J. McKay did not do it, because of our attempt to make it clear the board performed the task itself (Page 62).

Satisfaction of the 80% Test, page 61

8.
Revise the first sentence in the first paragraph to state "It is a requirement that any business acquired by China Unistone have a fair market value equal to at least 80% of China Unistone's net assets at the time of consummation of the acquisition. China Unistone's net assets shall include the amount in the trust account."

  The sentence referred to above has been edited (Page 62).

Exhibit 5.1

9.
We note your response to comment 22 that the opinion has been revised. Please revise the legality opinion to indicate that the warrants and purchase option are "legally binding obligations" of the registrant.

  We have filed an Exhibit Amendment, as Amendment No. 4. This has been filed separately from this correspondence, but was filed at the same time.

  Yucheng acknowledges that:

  (i)
  Yucheng is responsible for the adequacy and accurate of the disclosure in the Registration Statement filing referred to above;

  (ii)
  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  (iii)
  Yucheng may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ ANDREW D. HUDDERS Andrew D. Hudders

ADH:kab
Enclosure

China Unistone Acquisition Corporation
105 West 13th Street, Suite 7A
New York, New York 10011

To the Stockholders of China Unistone Acquisition Corp:

        You are cordially invited to attend a special meeting of the stockholders of China Unistone Acquisition Corporation ("China Unistone "), relating to its proposed purchase of the stock of two separate companies, both organized under the laws of the British Virgin Islands, Ahead Billion Venture Limited ("Sihitech BVI") which will hold all the equity interests of Beijing Sihitech Co., Ltd., and its subsidiaries and controlled companies ("Sihitech") and Port Wing Development Company Limited ("e-Channels BVI") which will hold all the equity interests of Beijing e-Channels Century Technology Co., Ltd ("e-Channels"). The meeting will also cover certain other related matters. The meeting will be held at 10:00 a.m., Eastern time, on November 24, 2006, at 405 Lexington Avenue, 19th Floor, New York, NY.

        At this meeting, you will be asked to consider and vote upon the following proposals:

        1.     to approve a securities purchase agreement, dated as of December 20, 2005 ("Purchase Agreement") among China Unistone, Sihitech BVI, e-Channels BVI and the stockholders of Sihitech BVI and e-Channels BVI, respectively (the "Selling Stockholders"), and the transactions contemplated thereby. Sihitech BVI, e-Channels BVI, and the Selling Stockholders have already approved the Purchase Agreement;

        2.     to approve the merger of China Unistone with and into a wholly owned subsidiary formed under the laws of the British Virgin Islands, with the name Yucheng Technologies Limited ("Yucheng") for the purposes of redomestication of our company to the British Virgin Islands (the "Redomestication Merger") and acquiring Sihitech BVI and e-Channels BVI; and

        3.     to approve the China Unistone 2006 Performance Equity Plan ("Stock Option Plan");

        If these proposals are approved:

  •
  we will acquire the businesses of Sihitech and e-Channels which operate in China;

  •
  we will change our corporate domicile from the State of Delaware to the British Virgin Islands, which means we will be governed by the laws of the British Virgin Islands;

  •
  we will change our corporate name to "Yucheng Technologies Limited" as a result of the Redomestication Merger;

  •
  the majority of our board of directors and officers after the acquisition will be the officers and managing directors of Sihitech and e-Channels and their designees;

  •
  the Yucheng Memorandum of Association and the Articles of Association will become the equivalent of our certificate of incorporation and by-laws, respectively;

  •
  each share of common stock of China Unistone will automatically convert into one share of common stock of Yucheng; and

  •
  each outstanding warrant of China Unistone will be assumed by Yucheng with the same terms, but exercisable for common stock of Yucheng.

        Yucheng will continue as a reporting company under the Securities Exchange Act of 1934, as amended, with its common stock and warrants trading on the Over-the-Counter Bulletin Board. Yucheng, however, will apply to the Nasdaq National Market for the listing of the common stock and warrants concurrent with the consummation of the Redomestication Merger. There is no assurance that this application will be approved.

        We will not consummate the transactions described under proposal 1 unless the Redomestication Merger in proposal 2 is also approved. Similarly, the Redomestication Merger will not take place if the Purchase Agreement is not approved. The approval of the Stock Option Plan in proposal 3 is not a condition to consummation for either the Purchase Agreement or the Redomestication Merger.

        The consideration to be paid for the acquisition of Sihitech BVI and e-Channels BVI will consist of cash and stock. Sihitech BVI will be acquired for an aggregate of $2,731,884 or cash in the amount equal to the total current assets minus the total current liabilities of Sihitech at closing, whichever is lower, and an aggregate of 3,754,484 common shares. E-Channels BVI will be acquired for an aggregate of $1,268,116 or cash in the amount equal to the total current assets minus the total current liabilities of e-Channels, whichever is lower, and an aggregate of 1,573,836 common shares. The aggregate maximum consideration paid at the closing will be $4,000,000 and 5,328,320 common shares (which will represent approximately 56%). Of the $4,000,000, as security for the indemnification obligations of the Selling Stockholders, $250,000 will be held back by Yucheng for 12 months after the closing and paid subject to continued retention if there is a pending claim. The holdback amount is not a limitation on the indemnification amounts which are generally limited to the full consideration paid. Of the total number of shares issued at closing, an aggregate of 773,045 common shares are contingent upon audited financial performances of Sihitech. All of the shares issued as acquisition consideration will be restricted stock and not publicly tradable without registration and locked up for twelve months after the closing.

        In determining to recommend approval of the acquisition of Sihitech and d-Channels, the board of directors of China Unistone preformed a comparative company analysis, which is only one of several possible methods of valuation of the target enterprises. Using one analytical method is not as broad an analysis as generally accepted by the financial community. Using only the comparative company approach may have resulted in the directors not having performed sufficient analysis for its decision regarding the stock purchase agreement, and the board may not have arrived at the correct decision. On the basis of this one analysis, the board concluded that the acquisition was fair from a financial point of view to the stockholders of China Unistone.

        The Selling Stockholders may receive additional cash and stock consideration under certain conditions up to a maximum of $10,000,000 and 3,811,328 additional shares of Yucheng common stock.

        The affirmative vote of the holders of a majority of the outstanding shares of China Unistone common stock is required to approve each of the Purchase Agreement and the Redomestication Merger. The affirmative vote of holders of a majority of the shares represented and entitled to vote at the meeting is required for approval of the Stock Option Plan.

        Each China Unistone stockholder that holds shares of common stock issued in China Unistone's initial public offering has the right to vote against the stock purchase proposal and at the same time demand that China Unistone convert such stockholder's shares into cash equal to a pro rata portion of the funds held in the trust account into which a substantial portion of the net proceeds of China Unistone's initial public offering was deposited. These shares will be converted into cash only if the Purchase Agreement is consummated. However, if the holders of 690,000 or more shares of common stock issued in China Unistone's initial public offering vote against the stock purchase proposal and demand conversion of their shares, then China Unistone will not consummate the Purchase Agreement. China Unistone's initial stockholders who purchased their shares of common stock prior to its initial public offering and presently own an aggregate of 750,000 shares of common stock, or approximately 17.9% of the outstanding shares of China Unistone, have agreed to vote all of their shares on the Purchase Agreement and Redomestication Merger proposals as the majority of the other shares are voted.

        After consideration of the terms and conditions of the proposed Purchase Agreement, the Redomestication Merger and the Stock Option Plan, the board of directors of China Unistone determined on December 20, 2005 that the Purchase Agreement and the transactions contemplated thereby, the Redomestication Merger and the Stock Option Plan are in the best interests of China Unistone and its stockholders. The board of directors also received on August 29, 2006, an opinion of WR Hambrecht + Co (superseding for all purposes an earlier opinion relating to the same subject matter), that as of such date and subject to the assumptions, qualifications and limitations stated in its opinion, each of the minimum and maximum transaction consideration payable by China Unistone for the simultaneous acquisitions of Sihitech BVI and e-Channels BVI was fair, from a financial point of view, to China Unistone. The board of directors of China Unistone unanimously recommends that you vote or give instruction to vote "FOR" the approval of the Purchase Agreement, the Redomestication Merger and the Stock Option Plan.

        Enclosed is a notice of special meeting and proxy statement containing detailed information concerning the Purchase Agreement and the transactions contemplated thereby, the Redomestication Merger and the Stock Option Plan. Whether or not you plan to attend the special meeting, we urge you to read this material carefully.

        Your vote is important. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. A signed proxy card that is returned without an indication of how to vote on a particular matter will be voted "FOR" each such proposal.

        I look forward to seeing you at the meeting.

                          Sincerely,

                          Chih T. Cheung
                          Chairman of the Board

November 3, 2006

China Unistone Acquisition Corporation
105 West 13th Street, Suite 7A
New York, New York 10011

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 24, 2006

TO ALL THE STOCKHOLDERS OF CHINA UNISTONE ACQUISITION CORP:

        NOTICE IS HEREBY GIVEN that a special meeting of stockholders of China Unistone Acquisition Corporation ("China Unistone"), a Delaware corporation, will be held 10:00 a.m. eastern time, on November 24, 2006, at 405 Lexington Avenue, 19th Floor, New York, New York for the following purposes:

  •
  To consider and vote upon a proposal to adopt the securities purchase agreement, dated as of December 20, 2005, among China Unistone, Ahead Billion Venture Limited, a British Virgin Islands company ("Sihitech BVI"), Port Wing Development Company Limited, a British Virgin Islands company ("e-Channels BVI"), and the stockholders of Sihitech BVI and e-Channels BVI, respectively (together the "Selling Stockholders"), and the transactions contemplated thereby;

  •
  To consider and vote upon the merger of China Unistone into its wholly owned subsidiary Yucheng Technologies Limited ("Yucheng"), formed under the laws of the British Virgin Islands, for the purposes of reincorporation and redomestication of the company into the British Virgin Islands (the "redomestication merger"); and

  •
  To consider and vote upon a proposal to adopt the China Unistone 2006 Performance Equity Plan.

        The board of directors has fixed the close of business on October 27, 2006 as the date for which China Unistone stockholders are entitled to receive notice of, and to vote at, the China Unistone special meeting. Only the holders of record of China Unistone common stock on that date are entitled to have their votes counted at the China Unistone special meeting. China Unistone will not transact any other business at the special meeting, except for business properly brought before the special meeting.

        Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you are a stockholder of record of China Unistone common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the securities purchase agreement and the redomestication merger. Only an affirmative vote against the proposal about the securities purchase agreement will permit a stockholder to pursue its conversion rights. A non-vote is not sufficient to permit conversion rights to be exercised.

        The board of directors of China Unistone unanimously recommends that you vote "FOR" the approval of the securities purchase agreement, the redomestication merger and the stock option plan. A proxy card that is returned without an indication of how to vote on a particular matter will be voted "FOR" each such proposal.

By Order of the Board of Directors,
Chih T. Cheung Chairman of the Board

November 3, 2006

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

CHINA UNISTONE ACQUISITION CORPORATION
PROSPECTUS FOR UP TO 11,550,000 SHARES OF COMMON STOCK, AND
7,200,000 WARRANTS OF YUCHENG TECHNOLOGIES LIMITED
AND ONE REPRESENTATIVE UNIT PURCHASE OPTION

        The board of directors of China Unistone Acquisition Corporation ("China Unistone") and its wholly owned subsidiary, Yucheng Technologies Limited ("Yucheng") have unanimously approved the acquisition of the stock of two separate companies, both organized under the laws of the British Virgin Islands, Ahead Billion Venture Limited ("Sihitech BVI") which will hold all the equity interests of Beijing Sihitech Co., Ltd. and its subsidiaries and controlled companies ("Sihitech") and Port Wing Development Company Limited ("e-Channels BVI") which will hold all the equity interests of Beijing e-Channels Century Technology Co., Ltd. ("e-Channels"), pursuant to a securities purchase agreement with the stockholders of Sihitech BVI and e-Channels BVI (the "Selling Stockholders"). The board of directors of China Unistone also has unanimously approved the reincorporation of China Unistone from the State of Delaware to the British Virgin Islands, through a redomestication merger with Yucheng.

        In the redomestication merger, Yucheng will issue its securities in exchange for the outstanding securities of China Unistone. This prospectus covers an aggregate of 11,550,000 shares of common stock, 7,200,000 warrants and one representative unit purchase option. The aforementioned shares include 4,200,000 shares issuable in exchange for the issued and outstanding shares of common stock of China Unistone, 6,900,000 shares of common stock that may be issued on exercise of outstanding warrants, 150,000 shares of common stock that may be issued on exercise of the representative's unit purchase option and 300,000 shares of common stock that may be issued on exercise of warrants that may be issued on exercise of the representative's unit purchase option. The aforementioned warrants include 6,900,000 warrants that are issued and outstanding and 300,000 warrants that may be issued on exercise of the representative's unit purchase option. The underwriter's unit purchase option was issued in connection with the November 2004 initial public offering by China Unistone. Yucheng will issue its warrant and unit purchase option securities on the same terms as were those of China Unistone.

        In determining to recommend approval of the acquisition of Sihitech and d-Channels, the board of directors of China Unistone preformed a comparative company analysis, which is only one of several possible methods of valuation of the target enterprises. Using one analytical method is not as broad an analysis as generally accepted by the financial community. Using only the comparative company approach may have resulted in the directors not having performed sufficient analysis for its decision regarding the stock purchase agreement, and the board may not have arrived at the correct decision. On the basis of this one analysis, the board concluded that the acquisition was fair from a financial point of view to the stockholders of China Unistone.

        China Unistone was organized to serve as a vehicle for the acquisition of a company operating in the People's Republic of China ("China" or "PRC"). Sihitech and e-Channels, with their Chinese subsidiaries provide IT services and system integration, web banking, and electronic multi-channel software and solutions to the Chinese banking industry.

        China Unistone's common stock, warrants and units are currently listed on the Over-the-Counter Bulletin Board under the symbols CUAQ:OB, CUAQW:OB and CUAQU:OB, respectively. Yucheng will apply for listing at the time of the redomestication merger on the Nasdaq National Market. The proposed symbols are YTEC and YTECW.

        This proxy statement/prospectus provides you with detailed information about the acquisition of Yucheng and redomestication merger and the special meeting of stockholders. We encourage you to carefully read this entire document and the documents incorporated by reference. [You should also carefully consider the risk factors beginning on page 31.]

        The acquisition of Yucheng and redomestication merger will be completed upon approval of at least a majority of the shares of common stock outstanding present in person or by proxy and entitled to vote at the special meeting on November 27, 2006.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

        This proxy statement/prospectus is dated November 3, 2006, and is first being mailed to China Unistone stockholders on or about November 3, 2006.

        Sihitech and e-Channels had combined revenues of $25.2 million and total net income of $3.1 million for the year ended December 31, 2005 and combined revenues of $14.6 million and total net income of $2.2 million for the six months ended June 30, 2006. Post closing, Yucheng will have six operating subsidiaries which include Sihitech, e-Channels, Beijing Sihitech Software, Shanghai Sihitech, Shanghai Sihitech Software and Guangzhou Sihitech. There also will be two representative offices in Fuzhou and Xian. The combined company will have a combined employee staff of approximately 550 employees.

The Business Combination

        The securities purchase agreement provides for China Unistone, through Yucheng, to acquire all the equity interests of Sihitech and its wholly owned and controlled subsidiaries and e-Channels through the acquisition of Sihitech BVI and e-Channels BVI from their respective corporate shareholders. The Selling Stockholders on behalf of Sihitech BVI are Sihitech Company Limited, Mega Capital Group Services Limited, Profit Loyal Consultants Limited, all of which are BVI companies, and are owned by individual persons who were the equity owners of Sihitech. The Selling Stockholders on behalf of e-Channels BVI are Elite Concord International Limited, China Century Holdings Group Limited and Shinning Growth Investment Group Limited, all of which are BVI companies and are owned by individual persons who were the equity owners of e-Channels. For the purpose of accomplishing the acquisition of Sihitech BVI and e-Channels BVI, the individual persons that owned the equity interests of Sihitech and e-Channels, entered into reorganization agreements whereby their equity ownership interests were first transferred to holding companies organized under the laws of the PRC, which holding companies became subsidiaries of Sihitech BVI and e-Channels BVI, respectively, on an exchange of those equity interests with the Selling Stockholders.

        Sihitech is a limited liability company established in Beijing, under the laws of the PRC on June 16, 1999. On December 31, 2005, Sihitech had four majority-owned subsidiaries, which are Beijing Sihitech Software Co., Ltd., Shanghai Sihitech Technology Co., Ltd., Beijing Sihitech Information Consulting Co., Ltd., and Guangzhou Sihitech Technology Co, Ltd., of which it holds an 80% equity interest in each, and a wholly owned subsidiary, Shanghai Sihitech Software Co., Ltd. established in May 2005. Prior to 2003, the Company only held a 50% equity interest in Guangzhou Sihitech Software Co, Ltd. Sihitech also has three affiliated companies, which are Beijing Hengli Plastic Machinery Co., Ltd, Shanghai Sihitech Sanjian Technology Co., Ltd. and Beijing Sihitech Shuyi Technology Co., Ltd., of which Sihitech holds an equity interest of 50%, 50% and 35%, respectively.

        Prior to January 1, 2006, the Corporation Act of the PRC required that any limited liability company needs to be formed by at least two parties. With respect to the Sihitech subsidiaries, they were all incorporated with similar shareholding structures with Sihitech owning 80% and minority shareholders owning 20%. As of December 31, 2005, the minority shareholders are as the following:

        Beijing Sihitech Software Co., Ltd., Ms. Yanmei Wang: 8%, Ms. Hong Wu: 12%;

        Shanghai Sihitech Technology Co., Ltd., Mr. Weidong Hong: 20%

        Beijing Sihitech Information Consulting Co., Ltd., Mr. Zhifeng Wang: 20%

        Guangzhou Sihitech Technology Co., Ltd., Mr. Weidong Hong: 20%

        The above minority shareholders have all signed agreements with and issued powers of attorney to Sihitech authorizing it to perform all of their shareholder rights, including but not limited to the economic rights, voting, nomination and selection of directors and management, making decisions on operations and management, beneficiary right and shares assignment or pledge. Sihitech shall enjoy the rights of the minority shareholders and bear the civil liabilities and obligations thereof. The powers of attorney issued by the above minority shareholders continue during the period of existence of these subsidiaries. None of the parties to the transaction has obtained an opinion of PRC counsel as to the enforceability of the powers of attorney as to the control rights set forth in them. These powers of attorney permit Sihitech to have all the economic rights and permit Sihitech, from the accounting reporting perspective, to consolidate all the above majority-owned subsidiaries and report them as if wholly owned subsidiaries. If the agreements are found unenforceable, then the minority shareholders may be able to assert their control and economic rights as to the equity interests in the companies. In that case, the accounting will have to be changed to treat the companies as majority owned companies reducing the net income of Sihitech by the percentage of the minority interest, and Sihitech would have to permit the minority stockholders their voting, economic and other rights.

        e-Channels is a limited liability company established in Beijing under the laws of the PRC in February 2001.

        At the time of closing of the securities purchase agreement, China Unistone will merge with and into Yucheng for the purpose of redomestication out of the United States. One of the primary purposes of this merger is to align the taxation of the business operations with the location of the business operations and assets. By leaving the United States, the income of Yucheng should only be taxed by the Chinese authorities, and dividend income will not be taxed in the United States. Additionally, it is likely that operating under Chinese law will provide greater corporate flexibility to structure the business of Yucheng within China and effect future acquisitions and reorganizations under Chinese law. Simultaneously with the redomestication merger, Yucheng will acquire all of the issued and outstanding stock of Sihitech BVI and e-Channels BVI, gaining control of Sihitech and its subsidiaries, and e-Channels. Pursuant to the redomestication merger, all of the China Unistone common stock held by China Unistone's stockholders will be converted into common stock of Yucheng and the outstanding warrants of China Unistone will be assumed by Yucheng.

        The consideration for the acquisition of Sihitech BVI and e-Channels BVI will consist of cash and stock. Sihitech BVI will be acquired for an aggregate of $2,731,884 or cash in the amount equal to the total current assets minus the total current liabilities of Sihitech at closing, whichever is lower, and an aggregate of 3,754,484 common shares. E-Channels BVI will be acquired for an aggregate of $1,268,116 or cash in the amount equal to the total current assets minus the total current liabilities of e-Channels, whichever is lower, and an aggregate of 1,573,836 common shares. The aggregate maximum consideration paid at the closing will be $4,000,000 and 5,328,320 common shares. Of the $4,000,000, as security for the indemnification obligations of the Selling Stockholders, $250,000 will be held back by Yucheng for 12 months after the closing and paid subject to continued retention if there is a pending claim. The holdback amount is not a limitation on the indemnification amounts which are generally limited to the full consideration paid. Of the total number of shares issued, an aggregate of 773,045 common shares of Yucheng will be issued to the Sihitech BVI Selling Stockholders at the closing, subject to return and cancellation, if the net profit as shown in the audited consolidated financial statements of Yucheng (prepared in accordance with US GAAP) for the year ended December 31, 2006, plus all the compliance expenses of being public, is less than $6,073,941. The compliance expenses are those paid to third parties and filing fees paid in connection with compliance with applicable securities laws, governmental authorities and the Sarbanes-Oxley Act of 2002. All of the shares will be locked up for twelve months after the closing and will not be freely tradable unless registered for resale by the holder.

        The Selling Stockholders may receive additional cash and stock consideration under certain conditions. The additional consideration will be determined without regard to the exchange or trading medium on which it is traded. Additional cash payments will be made to the Selling Stockholders, to be allocated in proportion to the percentage of the shares of Yucheng owned as a result of the transaction immediately upon closing, as follows:

  •
  $5,000,000 if, prior to December 31, 2009, Yucheng receives an aggregate of $34,500,000 in gross proceeds in additional financing, including from the exercise of outstanding public warrants, the successful completion of a secondary offering, or a private investment by a strategic investor, shares of common stock acquired prior to the initial public offering. Together the Management Shareholders and these stockholders are the "Initial Shareholders." The total of these two groups of shares represent 750,000 shares or approximately 17.9% of China Unistone's issued and outstanding common stock. In connection with its initial public offering, China Unistone and EarlyBirdCapital, Inc. entered into agreements with each of the Initial Shareholders, pursuant to which each Initial Stockholder agreed to vote his or its shares of China Unistone common stock on the business combination in accordance with the majority of the votes cast by the holders of shares issued in connection with the initial public offering.

China Unistone's Board of Directors' Recommendation

        After consideration, China Unistone's board of directors has determined unanimously that the securities purchase agreement proposal with Sihitech BVI and e-Channels BVI, the redomestication merger proposal, and the stock option proposal are fair from a financial point of view to the stockholders of China Unistone, and in the best interests of China Unistone and its stockholders. China Unistone's board has unanimously approved and declared advisable the securities purchase agreement proposal, the redomestication merger proposal and the stock option plan proposal, and unanimously recommends that you vote or instruct your vote to be cast "FOR" the adoption of the stock purchase proposal, the redomestication merger proposal, and the stock option plan proposal. For a more complete discussion of the reason for the recommendation, see pages    to    .

Interests of China Unistone Directors and Officers in the Stock Purchase

        When you consider the recommendation of China Unistone's board of directors that you vote in favor of adoption of the stock purchase proposal, you should keep in mind that a number of China Unistone's executives and members of China Unistone's board have interests in the securities purchase agreement that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

  •
  If the securities purchase agreement is not approved and China Unistone fails to consummate an alternative transaction within the time allotted pursuant to its certificate of incorporation, China Unistone would be required to liquidate. In such event, the shares of common stock held by China Unistone's directors and officers would be worthless because China Unistone's directors and officers are not entitled to receive any of the liquidation proceeds and any warranty they hold will expire worthless;

  •
  China Unistone's executives and directors own a total 641,250 shares of China Unistone common stock that have a total market value of $3,552,525 based on China Unistone's share price of $5.54 as of October 27, 2006, the record date. They also own an aggregate of 900,002 common stock purchase warrants that have a total market value of $1,080,002 based on the China Unistone warrant price of $1.20 as of October 27, 2006, the record date. Because as China Unistone's directors and executives are contractually prohibited from selling their shares prior to November 24, 2007, during which time the value of the shares may increase or decrease. Therefore, it is impossible to determine what financial impact the stock purchase agreement and acquisition will have on China Unistone's directors and executives, but because the 641,250 shares were purchase for $.033 per share, it is likely they will profit regardless of how successful Yucheng is in the future;

  •
  The transactions contemplated by the securities purchase agreement provide that Mr. Chih T. Cheung will be a director of Yucheng;

  •
  After completion of the acquisition, Mr. Chih T. Cheung will have an employment agreement with Yucheng, which provides for a three year employment period at an annual salary of $50,000

RISK FACTORS

        You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to adopt the stock purchase proposal.

The board of directors, in determining the satisfaction of the 80% test, only used a comparable company valuation method of analysis which may not be a complete analysis of the value of the target companies and the board may not have executed its obligations fully in respect of its decision to recommend the approval of the stock purchase agreement.

        The prospectus for the initial public offering of China Unistone stated that the fair market value of a target business would be determined by the board of directors based on standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. The board of directors only performed a comparative company analysis to arrive at the value of the target companies for its decision to approve the stock purchase agreement and satisfaction of the 80% test. Also, the board only considered general factors in approving the stock purchase agreement and whether or not it was fair from a financial point of view and in the best interests of the stockholders. Therefore, the board may not have performed sufficient analysis for its decision and may not have arrived at the correct decision. The board may be liable for its decision because it did not have enough information or support for its decision or perform a broad enough analysis.

If Yucheng does not manage its growth after the combination, the chances for continued profitability may slow or stop.

        The acquisition by Yucheng of the businesses of Sihitech and e-Channels through their holding company structure will permit the combined business to take advantage of the synergies the businesses offer one another. The continued success of Yucheng is partly dependent on a successful integration and being able to take advantage of the expanded opportunities presented by cross selling clients, achieving new products and services that are higher margins selected or developed from the current offerings and leveraging core banking know-how and relationships. If Yucheng experiences disruptions during the integration process or they are not able to take advantage of the currently perceived opportunities, then it is likely that the companies will not grow their operations and revenues as expected. Investors will not then experience the rewards of a growing company and may suffer a loss in the value of their investment.

The businesses of Sihitech and e-Channels depend on the financial services industry, and changes within that industry could reduce demand for their products and services.

        The majority of the revenues of Sihitech and e-Channels have been derived from services and products to Chinese local banks. Unfavorable economic conditions adversely impacting that part of the financial services industry could have a material adverse effect on our business, financial condition and results of operations. For example, depository financial institutions have experienced, and may continue to experience, cyclical fluctuations in profitability as well as increasing challenges to improve their operating efficiencies. Due to the entrance of foreign global players, non-traditional competitors and the current environment of low interest rates, the profit margins of depository financial institutions have narrowed. As a result, some financial institutions have slowed, and may continue to slow, their capital spending, including spending on web-based products and solutions, which can negatively impact sales to new and existing clients. Decreases in, or reallocation of, capital expenditures by our current and potential clients, unfavorable economic conditions and new or persisting competitive pressures could adversely affect our business, financial condition and results of operations.

funds held in trust. In the event of liquidation, China Unistone would be responsible for seeking enforcement of the reimbursement agreements and obtaining payment by Messrs Cheung, Li and Preissler. China Unistone may also have to seek legal redress if the individuals assert that they are not obligated or cannot pay such cost. There can be no assurance that the company will be able to obtain the full amount to which it is entitled.

Voting control by executive officers, directors and other affiliates of the combined company may limit your ability to influence the outcome of director elections and other matters requiring stockholder approval.

        Upon consummation of the stock purchase, executive officers, directors and affiliates of the combined company will own a majority of the combined company's voting stock. These stockholders can control substantially all matters requiring approval by our stockholders, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock.

Powers of attorney obtained by Sihitech from the minority shareholders of its subsidiaries granting those companies the right to exercise control over the equity ownership of the minority may not be enforceable, causing Sihitech to treat them as majority owned companies rather than consolidated, wholly owned subsidiaries.

        Under PRC law, prior to January 1, 2006, all corporations had to be owned by at least two parties. In compliance with that law, the subsidiaries of Sihitech had minority interests, but powers of attorney were obtained to permit Sihitech to exercise the ownership rights including the economic rights. These agreements may not be enforceable. Consequently, for financial statement reporting purposes, the minority companies would not be consolidated but treated as majority owned companies, and therefore the minority interest would reduce the net income reportable by Sihitech by the percentage of the minority interest. In addition, Sihitech would have to permit the minority stockholders their voting, economic and other rights.

The Selling Stockholders and two others holding about 62% of the voting control have entered into a voting agreement in respect of the board of directors which may limit change and maintain their control over the Yucheng after the acquisition.

        The Selling Stockholders and Messrs. Chih T Cheung and James Z. Li, current directors of China Unistone, will enter into a voting agreement whereby they will agree to vote all of their respective shares held during the term of the agreement for four directors nominated by the former stockholders of Sihitech, two directors nominated by the former stockholders of e-Channels and three directors nominated by Messrs. Cheung and Li. The term of the agreement is three years from the closing of the acquisition of Sihitech and e-Channels. The persons subject to the voting agreement, at the time of closing, will hold approximately 62% of the voting stock of Yucheng, and therefore they will have control of the board of directors and be able to influence the decisions of the board and the direction of the company. Such agreement may also cause the current management to remain in place without opportunity for the other shareholders to effectuate change.

Each of Sihitech and e-Channels have had deficiencies in their internal accounting controls in the past, and there cannot be any assurance that additional deficiencies or material weaknesses will not be identified in the future.

        The reporting obligations as a public company will place a significant strain on management, operational and financial resources and systems for the foreseeable future. The combined company has limited accounting personnel and other resources with which to address internal controls and procedures. As a result, in connection with the audit of the consolidated financial statements for the differently from us, then it may decline to attest to the management's assessment or may issue an adverse or qualified report. Furthermore, effective internal control over financial reporting is necessary for the companies to produce reliable financial reports and is important to help prevent fraud. As a result, a failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of the shares.

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

        Most of the company assets and all of our operations will be in the PRC after the combination. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, the Chinese legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The laws in the PRC differ from the laws in the United States and may afford less protection to our shareholders. Unlike laws in the United States, the applicable laws of China do not specifically allow shareholders to sue the directors, supervisors, officers or other shareholders on behalf of the company to enforce a claim against these parties that the company has failed to enforce itself. Therefore, any action brought against the company or its officers and directors or its assets may be very difficult to pursue if not impossible. It is unlikely that any suit in the PRC would be able to be based on theories common in the United States or based on United States securities laws.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on United States judgments against Yucheng, its subsidiaries, its officers and directors and experts named in this proxy statement / prospectus.

        Yucheng is incorporated in the British Virgin Islands and the operating subsidiaries are formed under PRC law and are located in the PRC. Substantially all of our assets are located in the PRC. In addition, most of our directors and executive officers and some of the experts named in this proxy statement / prospectus reside within the PRC, and substantially all of the assets of these persons are located within the PRC. It may not be possible to effect service of process within the United States or elsewhere outside the PRC upon our directors, or executive officers or some of the experts named in this proxy statement / prospectus, including with respect to matters arising under United States federal securities laws or applicable state securities laws. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries. As a result, recognition and enforcement in the PRC of judgments of a court in the United States and many other jurisdictions in relation to any matter, including securities laws, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against our assets and our subsidiaries, our directors and executive officers or the experts named in this proxy statement / prospectus only if the actions are not required to be arbitrated by PRC law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

qualifications and limitations stated in its opinion, each of the minimum transaction consideration and the maximum transaction consideration (as those terms are defined in its opinion) payable in connection with the simultaneous acquisitions of Sihitech and e-Channels (referred to in its opinion and this summary as the transaction) was fair, from a financial point of view, to China Unistone. The full text of WR Hambrecht + Co's written opinion, dated August 29, 2006, is attached as Annex J to this proxy statement. Stockholders of China Unistone are encouraged to read WR Hambrecht + Co's opinion carefully in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations on the review undertaken by WR Hambrecht + Co in rendering its opinion.

        WR Hambrecht + Co's opinion was provided for the use and benefit of the China Unistone board of directors in its solicitation of stockholder approval for the transactions related to the acquisition of Sihitech and e-Channels. The China Unistone board of directors obtained this opinion, and is including and describing it in this proxy statement/prospectus, to assist it in providing information to its stockholders in connection with the board's solicitation of stockholder approval for the transactions related to the acquisition of Sihitech and e-Channels. WR Hambrecht + Co's opinion was not intended to be and did not constitute a recommendation to the China Unistone board of directors of the transaction over any other alternative transactions which may be available to China Unistone and did not address the underlying business decision of the China Unistone board of directors to proceed with or effect the transaction, or constitute a recommendation to the holders of China Unistone common stock as to how such stockholders should vote or as to any other action such stockholders should take regarding the transaction. WR Hambrecht + Co's opinion did not address the fairness of any specific portion of the transaction, other than the transaction consideration.

Unistone, raised the possibility of engaging E.J. McKay & Co., ("E.J. McKay & Co."), an advisory firm with expertise in mergers and acquisitions to assist our search process. There had been no prior intent to hire E.J. McKay & Co. to help China Unistone in its search for a target. Therefore, the board had to evaluate its engaging that firm, and after some discussions, at this December 1, 2004 meeting the board decided and agreed to engage E.J. McKay to conduct a target search to identify potential acquisition candidates. The board considered that Mr. James Z. Li, an officer and director of China Unistone, is an owner and controlling person of E.J. McKay & Co. The board considered the possibility of any conflicts of interest, but concluded that they were not likely to arise given the firm's role. The agreement with E. J. McKay & Co., Inc. was approved by the board and provides that the firm will analyze the markets of potential targets, establish a short list of companies to be evaluated and further investigated, will conduct due diligence and assist in drafting and translation. The agreement has a term of 18 months and provides that China Unistone will indemnify E.J. McKay & Co. for losses arising out of the engagement unless caused by the gross negligence of E.J. McKay & Co. Disputes involving the agreement will be determined by arbitration before the China International Economic and Trade Arbitration Commission under the laws of the PRC. It was agreed under the terms of the written agreement that E. J. McKay & Co. will provide its services in relation to the China Unistone transaction at its cost of out-of-pocket expenses which, to date, have been $52,519, and it is anticipated that an additional $20,000 will be due at closing for unreimbursed expenses. On August 24, 2006, this agreement was revised to clarify that E.J. McKay & Co. would only receive reimbursement for its actual expenses and was not entitled to any other fees or reimbursements.

        During the board meeting held December 1, 2004, the board also approved engaging Jun He Law Firm ("Jun He") to be China Unistone's local China legal counsel.

        In December 2004, E. J. McKay & Co. began to assist China Unistone identifying acquisition opportunities, compiling preliminary information about merger candidates, starting to perform operational due diligence, offering recommendations for acquisition structures on a general basis, and accessing the information about the potential targets that was available. E. J. McKay & Co. focused its efforts on investigating leads generated by key principals of China Unistone and on identifying additional potential acquisition candidates, which were engaged in providing physical and logistical infrastructure and support services to the banking and financial services industry. The original criteria to be used to evaluate target companies was developed in July 2004, and included, among other things, the financial condition and results of operations, valuation of the target, growth potential, experience and skill of management, capital requirements, competitive position, stage of development of products or services, market acceptance, intellectual property rights, regulatory environment and costs associated with the combination. At the time of contracting with E.J. McKay & Co. on December 1, 2004, these criteria were made known to that firm as the basis on which to identify suggested targets. As management started to consider its search process and preliminarily investigate target companies, they decided to supplement and amend the original criteria. This was done during the second week of December 2004. On December 15, 2004, China Unistone Management met with representatives of E.J. McKay & Co and provided them with the additional criteria to be used in the target selection process to E.J. McKay & Co. so as to provide its agent with additional filters to differentiate among the myriad of potential targets and focus their efforts. The initial and supplemental criteria were not unchangeable or binding on the board of directors of China Unistone. The criteria included that target companies should have an annual revenue size between US $10M to US $50M, positive EBIT (Earnings Before Income Taxes), strong industry positioning, a highly capable management team, and the potential to become an important company in its industry when backed by China Unistone's capital and management support. The types of companies that E. J. McKay & Co., then identified and investigated included companies that were ATM (Automated Teller Machines) or POS (Point of Service) machine manufacturers and service providers, financial sector related software products and IT (Intellectual Technology) services companies, data services and payment processing providers, and other infrastructure services companies for the financial services industry. E. J. McKay & Co. used many different tools to locate potential targets, including internet search engines, published company databases, cold calls, its knowledge of Chinese companies, referrals through its network of contacts, screening companies based on China Unistone's criteria and visits to identify potential candidates. In total, the China Unistone management reviewed over 50 potential candidates.

        China Unistone selected twenty companies from the initial universe of more than 50 potential candidates for more in-depth analyses. These companies were mainly providers of infrastructure services to financial institutions, and China Unistone requested preliminary oral reports evaluating the potential targets. On January 10, 2005, Mr. Benjamin Xie and Mr. Andrew Ru of E. J. McKay & Co. and Mr. James Li, Mr. James Preissler and Mr. Chih Cheung of the China Unistone team had a meeting to review the data collected on various potential targets and narrowed down the list of potential targets to the following: two companies in the ATM machine manufacturing, sales and services space; one listed company providing ATM maintenance services and IT consulting; one company in the online payment services space; one company in the financial sector related software and IT services space; and Sihitech and e-Channels.

        On January 13, 2005, Mr. Chih Cheung and Mr. James Z. Li met with representatives of one of the companies that manufactured ATM machines and provided the related solutions and after-sale service for the financial services industry. During the meeting, Mr. James Li introduced China Unistone Acquisition Corp. and the target representatives, and the target company representatives described the company's business activities and financial results. After discussions it was learned that although the target was profitable and has an experienced management team, the net revenue base of the company was only US $7 million instead of US $20 million which made it too small to be considered actively. Consequently, it was determined that the company was not likely to be able to assume a significant position in its market space, even with the support of China Unistone. Also China Unistone management believed that the company was too early stage to be a publicly listed company. Thus, it was decided that the particular target would not be pursued.

        On January 17, 2005, Mr. Chih Cheung met with the senior executive of a company that is already publicly listed but trading at a low valuation. During the meeting with Mr. Chih Cheung, the company chairman and his executive staff described the company's business activities and financial results. While the company's focus in ATM maintenance and IT consulting for banks and its high net margins were attractive, the revenue base was less than US $10 million. More importantly, after further investigations, China Unistone was also concerned about the management team and its ability to maintain growth in 2005 and beyond. Thus, China Unistone decided not to actively pursue a potential transaction with that company.

        Next, on January 20, 2005, a meeting was held between Mr. James Z. Li and a representative of another manufacturer of ATM machines. During the meeting the target company representative described his company's business activities and key metrics. On the basis of the discussions, it was concluded that the even though the company was profitable, the net margins were low and the outsourced ATM operation was too small. Additionally the target company did not want to sell a majority share at that point in time and was looking for venture capital funding, which was not in line with the intentions of China Unistone.

        On January 25, 2005 Mr. Chih Cheung and Mr. James Z. Li met with representatives of a company in the online payment services space to assess the possibility of a business combination. During the meeting the company representatives discussed the company's business activities and key metrics. At the meeting, China Unistone learned that the potential target had recently received funding and was more interested in a possible initial public offering than a combination with China Unistone. While the company is sizeable and the clear leader in the space, the net profit figure was disappointing and the proposed valuation was quite high. Moreover, the entity is a subsidiary of a quasi-government entity so any potential transaction would have likely required cumbersome regulatory approvals. For all these reasons, China Unistone decided not to pursue that opportunity.

        On January 28, 2005, Mr. Chih Cheung and Mr. James Z. Li met Mr. Weidong Hong, Chairman of Sihitech. The meeting took place in Beijing. During the meeting, Mr. James Li introduced China Unistone Acquisition Corp., and Mr. Weidong Hong described his company's business activities and financial figures. After the preliminary discussions, the management of Chine Unistone believed that Sihitech presented an interesting investment opportunity because it met the desired target revenue range, it has a strong position in its industry and the management team is very solid. Mr. Weidong Hong indicated that he was interested in pursuing further discussions and was open to taking steps necessary to meet the China Unistone requirements for investment. After the meeting with the Sihitech representatives, E. J. McKay & Co. was asked to collect further information about Sihitech and to make an internal assessment of the possibility of a business combination. Neither E.J. McKay & Co. nor its employees had any prior business or personal relationships with the stockholders, employees, officers or directors of Sihitech or its subsidiaries or e-Channels, or the companies themselves. None of the officers, directors or initial stockholders of China Unistone had any prior business or personal relationships with the stockholders, employees, officers or directors of Sihitech or its subsidiaries or
e-Channels or the companies themselves.

        Then, on the February 11, 2005, Mr. Chih Cheung and Mr. James Z. Li met with representatives of another IT services provider that is a direct competitor of Sihitech. During the meeting, Mr. James Li introduced China Unistone Acquisition Corp., and the company representative described his company's business activities and recent financial performance. Although there was considerable interest generated on both sides in the preliminary meeting, the management of China Unistone believed that the Sihitech management team was stronger. Moreover, after further investigation by Mr. Benjamin Xie and Mr. Andrew Ru of E. J. McKay & Co. it was found that the business interests and future plans of the target were too diversified with no particular focus on any one sector to gain the market leadership position. Also, the ownership structure was complicated and it will take significant amount of time to simplify the structure and achieve a business combination for mutual interests. Lastly, management of China Unistone was concerned about the significant amount of debt that was on the balance sheet. China Unistone determined that a business combination with this particular target was not in the best interests of China Unistone's stockholders.

        Mr. Benjamin Xie and Mr. Andrew Ru E. J. McKay & Co. continued their due diligence on Sihitech during the period of January to March 2005. After the initial meeting, E. J. McKay & Co., contacted Sihitech's management with a detailed due diligence list and was provided preliminary materials about the Sihitech operations. During this time, China Unistone asked Mr. Weidong Hong and Sihitech about e-Channels and whether he was open to a potential transaction including both companies because the China Unistone management had heard from a number of sources that while e-Channels is a small company, it is well managed and had a recognizable position as a provider of resources to internet banking in the PRC. The China Unistone representatives, Mr. Chih Cheung and Mr. James Z. Li, met Mr. Weidong Hong, Mr. Peter Li, the CFO of Sihitech and Mr. Shuo Zeng, the founder of e-Channels for the first formal meeting to discuss the terms of a business combination on March 11, 2005, in Beijing, China. During the meeting, the senior executives exchanged information about China Unistone, Sihitech and e-Channels and suggested a general structure and terms of an acquisition by China Unistone. Then on March 14, 2005, the above representatives of China Unistone, Sihitech and e-Channels met at the offices of Sihitech and e-Channels in Beijing to discuss preliminary issues of due diligence, exchange of information, pricing and other terms of an acquisition. China Unistone continued to evaluate other potential candidates for a business combination, including some new leads while it continued its discussions with Sihitech and e-Channels.

        On May 16, 2005, Mr. Chih Cheung, Mr. James Z. Li and Mr. James Preissler from China Unistone, Mr. Weidong Hong, Mr. Shuo Zeng and Mr. Peter Li representing Sihitech and e-Channels and Mr. Edward Sun and Mr. Tan Peng of Milbank, Tweed, Hadley & McCloy LLP ("Milbank"), Sihitech's legal advisor, met in Shanghai for further discussions about the respective businesses and terms of the proposed acquisition transaction. The parties were in general agreement about the acquisition terms, and they began to discuss various specifics and raised related topics to the acquisition and disclosure process. From July 1 to July 4, 2005, in Beijing Mr. Chih Cheung, Mr. James Z. Li and Mr. James Preissler of China Unistone and Mr. Weidong Hong, Mr. Shuo Zeng and Mr. Peter Li of Sihitech and e-Channels, had several rounds of discussions. The group discussed the business situations of both Sihitech and e-Channels as part of the initial due diligence review. After completing the due diligence review, the group discussed the basic major terms of the acquisitions including 1) cash and stock considerations; 2) employment agreements for senior executives; 3) roles of Weidong Hong and Zeng Shuo in the combined entity; and 4) future management incentive plan. During the discussions, the representatives of China Unistone consulted with representatives of E.J. McKay & Co. about the management structure for other companies and management incentive plans for the acquisition transactions. The consultation was by phone. E.J. McKay & Co. representatives were not present at these meetings. These general terms were then memorialized in a written non-binding Letter of Intent which was signed on July 6, 2005. The letter of intent set forth the following principal elements of the acquisition: the consideration to be paid for the Sihitech and e-Channels; valuation methodology for Sihitech and e-Channels; the general terms of the additional purchase price to be paid over time based on performance criteria; board structure and voting agreement; representations and warranties and indemnification clause; and employment agreements of the key personnel. At the meeting, Mr. Shuo Zeng announced that Mr. Edward Sun and Mr. Tan Peng of Milbank will also represent e-Channels' legal interest going forward. The parties also mutually agreed that Sihitech and e-Channels would engage KPMG Huazhen and begin the audit process for the financials of Sihitech and e-Channels.

        After the execution of the letter of intent, China Unistone's local China legal counsel Jun He, under the guidance of partner Richard Yao, commenced preparation of a draft of the stock purchase agreement and sent it to Milbank, the legal counsel for the Sihitech and e-Channels. During the next weeks there were negotiations of various points set forth in the form of stock purchase agreement by means of telephone calls and emails among Mr. Richard Yao representing China Unistone and Mr. Peng Tan and Mr. Edward Sun representing both Sihitech and e-Channels.

        On July 21, 2005, Mr. Benjamin Xie and Mr. Andrew Ru of E. J. McKay & Co. met with the board of directors of China Unistone and gave an oral report covering (i) history of Sihitech and e-Channels, (ii) their product and service offerings, (iii) their current customers, and (iv) the state of the financial services industry in the PRC. This oral report did not include any valuation analyses or financial metrics. At the meeting were all the board members of China Unistone and Mr. Andrew Ru and Mr. Benjamin Xie from E. J. McKay & Co., who performed the research on Sihitech and e-Channels. The board of directors unanimously ratified the letter of intent and resolved to continue with the acquisition process. At the meeting the board of directors also reviewed the latest forms of stock purchase agreement. After consideration of the due diligence findings by E.J. McKay & Co. and discussion, the board of directors authorized the continued negotiations of the terms of the stock purchase agreement and considered and approved the structure of the transaction that would require a redomestication of China Unistone from Delaware to the British Virgin Islands and adoption of a stock option plan for employees to be approved by the stockholders. In addition, Mr. Chih Cheung and Mr. James Li were given authority to continue negotiations of the specific terms of the consideration to be paid to the owners of Sihitech and e-Channels.

        During later July and August 2005, counsel for each of the parties continued negotiating and drafting changes to the stock purchase agreement and some of the related agreements. These negotiations were focused on the specific legal terms used to accurately reflect the Letter of Intent signed on July 6, 2005 including the language for the representations and warranties given by each party to the transactions. Mr. Richard Yao of Jun He continued to act for China Unistone and Mr. Tan

Peng of Milbank continued to act for Sihitech and e-Channels. They exchanged drafts of agreements and exchanged telephone calls and emails on specific points.

        The board of directors of China Unistone met on August 31, 2005, at the offices of the company, to review certain negotiations that had occurred between Mr. Chih Cheung and Mr. James Z. Li and Mr. Weidong Hong, Mr. Shuo Zeng and Mr. Peter Li of Sihitech and e-Channels concerning the consideration to be paid by China Unistone. All of the members of the board were in attendance and Mr. Richard Yao of Jun He also participated in the meeting. E.J. McKay & Co. representatives were not present at this meeting. The board was advised of the state of the negotiations about the terms of the acquisitions and the state of the draft acquisition documentation by Mr. Chih Cheung, Mr. James Z. Li and Mr. Richard Yao. The board then was advised of the negotiations that had taken place concerning the terms of the consideration that had been negotiated. Mr. Chih Cheung and Mr. James Z. Li indicated to the board that in their assessment, based on past experiences, they believed that the consideration for the two companies was an appropriate price to be paid. The board did not perform any valuation analysis at the meeting on August 31, 2005. It did not consider at that time any specific valuation methods or analysis in considering the amount of consideration to be paid in the transaction. The discussions were oral and no formal oral or written presentation were made to the board of directors. After discussion, the terms of the consideration were approved and the officers authorized to continue negotiations of the stock purchase agreement and related agreements.

        During the period between September 2005 and mid-December 2005, Mr. Richard Yao of Jun He and Mr. Peng Tan of Milbank had telephone calls and exchanged emails about various points in the agreements and worked on the details with a view of finalization of the stock purchase agreement for its execution. On September 13, 2005, Mr. Richard Yao provided comments to the revised stock purchase agreement from Milbank. On September 26, 2006, Mr. Richard Yao and Mr. Peng Tan had a conference call to discuss comments to the shareholders agreement and the stock purchase agreement. In October 2005, Mr. Benjamin Xie and Mr. Andrew Ru of E.J. McKay & Co. began to work with the Jun He team and Mr. Peter Li of Sihitech on the preparation of this proxy statement/prospectus. In October 2005, Mr. Richard Yao and his Jun He team also performed a legal due diligence on both Sihitech and e-Channels. Also, during October 2005, Mr. Peter Li provided Sihitech and e-Channels' preliminary financial statements which were a condition of China Unistone signing the stock purchase agreement. On November 25, 2005, China Unistone received the finalized version of the draft financial statements.

        On October 18, 2005, China Unistone retained WR Hambrecht + Co for the purposes of rendering an opinion with respect to the fairness to China Unistone, from a financial point of view, of the consideration to be paid under the terms of the stock purchase agreement in connection with the proposed acquisitions of Sihitech and e-Channels. China Unistone selected WR Hambrecht + Co on the basis of its experience as an investment banking firm, reputation and experience in advising on transactions involving Chinese companies and its overall investment banking activities in China, its recognized expertise of information technology companies operating in China, recommendations from other companies that had engaged WR Hambrecht + Co for similar purposes, its ability to do the research and provide the fairness opinion within the required timeframe and the structure of its fee.

        On November 18, 2005, Mr. Chih Cheung and Mr. Richard Yao had a telephone conference call with Mr. Weidong Hong, Mr. Shuo Zeng and Mr. Peter Li to review the obligations of being a reporting company, including compliance with the reporting requirements of the federal securities laws, accounting procedures and Sarbanes Oxley requirements, press release disclosure and timing, shareholder communications, website disclosure, financial public relations methodologies, NASDAQ compliance, and transfer agent requirements.

        During the period from September, 2005 to December 2005, Mr. Chih Cheung and Mr. James Preissler of China Unistone also consulted with its United States law firm, Graubard Miller, and its US legal counsel, Mr. Andrew Hudders, about certain issues related to the stock purchase agreement and engaged in further negotiations with the representatives of Sihitech and e-Channels by email and meeting to finalize all outstanding issues. These meetings were held by telephone conference calls.

        On December 13, 2005, the board of directors of China Unistone met again to review the near final draft of the stock purchase agreement and the terms of the transaction. The meeting was held at the office of the company in Shanghai, China and all the members of the board were in attendance. In addition, Mr. Richard Yao of Jun He was in attendance. E.J. McKay & Co. representatives were initially present at the meeting to make an oral presentation, during the earlier part, and then left. The E.J. McKay & Co. oral presentation at this meeting included a general description of the business of Sihitech and e-Channels and a white board presentation of the targets business model, and a diagram showing the capital structure of Sihitech and e-Channels. The anticipated capital structure presented included the combined assets and liabilities of both companies post merger as well as the contribution of the China Unistone shares, cash, and warrants. The presentation included a description of the projected uses of the cash that would be available after the merger and an organizational chart for Sihitech and e-Channels. The organizational structure that was anticipated included the China Unistone Chairman, Mr. Chih Cheung, continuing on as the Chairman of the combined company post merger. The current CEO of Sihitech, Mr. Weidong Hong, would be CEO of the combined company post merger, while the current CEO of e-Channels, Mr. Shuo Zeng, would assume the role of COO of the combined company. The current CFO, Mr. Peter Li, would assume the role of CFO of the combined company. The E. J. McKay & Co. representatives then gave an oral review of the market for Sihitech and e-Channels products and services that included a description of the Chinese banking system integration services market generally and how Sihitech and e-Channels fit into it. The oral presentation showed Sihitech and e-Channels to be engaged principally in system integration services. The oral presentation also showed Sihitech and e-Channels moving into high value information technology services that carry higher relative margins such as software, solutions and consulting, both as a diversification and an expansion strategy. The oral presentation described how Sihitech and e-Channel's plan to concentrate more on the information technology services like IT consulting and outsourced operations in future. It also provided information regarding the geographical markets in which Sihitech and e-Channels compete within the PRC. A separate part of the oral presentation examined the competitive and other threats that Sihitech and e-Channels face in conducting their business. Also presented was the objective of Sihitech and e-Channels to diversify their customer base by attracting other state-owned banks and other large/medium sized banks as customers, increase market share and reduce the dependence on a limited number of major customers, expand into other industries besides banking and financial segment, form strategic alliances with technology partners with applications incorporated and integrated with their software, provide a complete range of front-end banking products, provide complete end-to-end IT consulting services to clients and substantially increase the contribution of higher margin activities to revenue. An additional oral presentation segment on personnel examined the role of its principal executives of Sihitech, including Mr. Weidong Hong, who is the CEO, Mr. He Changqing, Director and in charge of business strategy development and software development matters and Ms. Wang Yanmei, Director and Group Finance Manager. Another segment of the presentation described the risks inherent in the business plans of Sihitech and e-Channels. E.J. McKay & Co representatives did not make any recommendations or conclusions about the acquisition. The board reviewed the above presentation in its decision process, which is more fully set forth in the section below, entitled "China Unistone's Reasons for the Stock Purchase."

        Prior to the meeting, copies of the draft acquisition documents were circulated. Also distributed was the valuation analysis of comparable public companies. (A copy of the analysis is included in the discussion in this proxy under "Satisfaction of 80% Test.") Messrs Cheung and Li did not hand out any other written materials.

        The directors then discussed the valuation analysis. This discussion included review of the consideration that was to be paid under the stock purchase agreement, as analyzed in the valuation analysis. It was generally agreed that the valuation analysis supported the terms of the consideration and earn out provisions set forth in the stock purchase agreement. The directors then engaged in an extensive discussion of the terms of the agreements. Mr. Richard Yao reviewed with the board the salient points of the stock purchase agreement and other aspects of the acquisition. He reviewed the method of the acquisition as a reverse merger of Sihitech and e-Channels merging into a subsidiary of China Unistone which would be the surviving corporation, although the accounting acquirer would be one of the target companies. He reviewed with the board the steps being taken by the owners of Sihitech and e-Channels to reorganize to prepare for the acquisition of the operating companies. Mr. Yao also then described the process of redomestication of China Unistone with and into its British Virgin Islands subsidiary, Yucheng. Mr. James Z. Li then discussed the terms of the proposed employment arrangements with the key principals of China Unistone and Sihitech and e-Channels. Mr. James Z. Li also advised the board that management had spoken with representatives of WR Hambrecht + Co by telephone and that subject to the satisfactory completion of its due diligence review, if requested, WR Hambrecht + Co expected to be in a position to issue an opinion with respect to the fairness to China Unistone of the consideration to be paid pursuant to the purchase agreement. No other oral or written presentations were made to the board of directors.

        At the December 13, 2005 meeting the board received and discussed the comparative company valuation that is discussed under the 80% test. In that valuation, the conclusion was reached that Sihitech and e-Channels combined would have an enterprise value of approximately $33 million prior to the business combination. That valuation amount was without considering any of the cash of the targets because that would be distributed and without any cash from the trust fund, as the valuation was determined before closing. The board considered that this valuation analysis was one of several possible methods of valuing a company. The board did not consider any alternative valuation methods and analyses that are generally performed by an investment banker in the context of a fairness opinion. Such methods might include discounted cash flow analysis, comparative merger and acquisition analysis and book value. Although it was after the board decision to approve the stock purchase agreement and recommend it to the stockholders, these methods of analysis were performed by W.R. Hambrecht + Co. Also, the board did not conclude that the consideration to be paid under the stock purchase agreement was fair from a financial point of view to the China Unistone stockholders. It only decided that the stock purchase agreement was fair and in the best interests of the stockholders. The basis for its decision that it was fair and in the best interest includes a number of factors. In part, they determined that the terms were fair from a financial point of view based on the comparative company valuation analysis performed for the board of directors, the enterprise value based on the approximately 9 times $3,600,000 million of 2005 net income projection. For this conclusion the board used only one rather than several valuation methods. The board also considered the fact that the trust fund would be largely used for working capital and not purchase price and the terms of the stock purchase agreement included in particular the fact that the consideration is largely stock which aligns the interest of the Sihitech and e-Channels former stockholders and management with those of the China Unistone stockholders. Also, a substantial portion of the consideration was to be paid on the basis of the future performance of the target companies. The board also thought that it was in the best interests of the stockholders, because the acquisition was for operating companies. The operations of the target companies had been in existence for a number of years, they had certain intellectual property that was registered under PRC law, they had a pattern of revenues, and they appeared to have the potential for growth in their industry. They had a client base from among well-known domestic bank institutions in China. The board also considered the redomestication merger and the likely tax benefits and resulting benefits to the PRC operating companies. Therefore, the board concluded that the stock purchase was fair from a financial point of view and in the stockholders best interests.

        It was also considered that Messrs. Chih T. Cheung, James Z. Li and James Preissler, on a joint basis, will be jointly and severally liable for the termination fee of $200,000 that is payable to the Sihitech and e-Channels stockholders if the stock purchase agreement is terminated under certain limited conditions.

        Finally, it was considered that if China Unistone is liquidated without having consummated a business combination, each of Messrs. Chih Cheung, James Z. Li and James Preissler would be personally liable to pay the debts and obligations of China Unistone to vendors that are owed money for services and products in excess of the proceeds of the initial public offering not held in the trust account. As of September 30, 2006, the aggregate amount for which these persons could be liable is approximately $900,000.

China Unistone's Reasons for the Stock Purchase

        The China Unistone board of directors concluded that the stock purchase agreement with Sihitech and e-Channels is in the best interests of China Unistone's stockholders.

        Members of China Unistone's board of directors have experience in performing due diligence of acquisition targets and in valuing companies. China Unistone's CEO, James Z. Li, is also the managing director of E.J. McKay & Co., an investment banking firm focused on mergers and acquisitions and corporate strategy advisory work specializing in China-related transactions. He has conducted over one hundred cross-border M&A transactions in China, with an aggregated transaction value over 100 billion RMB. Prior to joining E.J. McKay & Co., Mr. Li was an M&A banker with Merrill Lynch in New York and Hong Kong, and a consultant with McKinsey in Shanghai. China Unistone's Chairman, Chih Cheung, has been the managing general partner of Staples Asia Investment, a subsidiary of Staples, Inc., created to make investments and form partnerships in the office product market in Asia. Mr. Cheung also was an investment banker in New York and Hong Kong for Goldman Sachs where he worked establishing valuations of companies. China Unistone's CFO, James Preissler, previously worked as an equity research analyst in the technology sector at PaineWebber, Inc., where he prepared equity research reports, evaluated public companies, and established valuations. Mr. Preissler also hold the Series 7, 63 and 24 securities licenses.

        The China Unistone board of directors considered a wide variety of factors in connection with its evaluation of the stock purchase. These factors were weighed against whether they met US $10M to US $50M, positive EBIT, strong industry positioning, a highly capable management team, and the potential to become an industry leader when backed by China Unistone's capital and management support.

        While no one factor determined the final agreed upon consideration and terms of the stock purchase agreement and acquisition of Sihitech and e-Channels, China Unistone's board of directors reviewed industry and financial data, including certain valuation analyses and metrics finalized by members of the board in order to determine that the consideration to be paid for the acquisition of Sihitech and e-Channels was reasonable and that the stock purchase was in the best interests of China Unistone's stockholders. The valuation analysis is included in "Satisfaction of the 80% Test" section of this proxy statement. This valuation analysis was compiled and finalized December 10-11, 2005 before it was presented to the board at its meeting December 13, 2005. Individual members of the China Unistone board may have given different weight to different factors. In considering the stock purchase, the China Unistone board of directors gave considerable weight to the factors discussed below.

        Sihitech and e-Channel both had a record of growth and expansion and showed a potential for future growth on the basis of its income during the last couple of years and a review of the contracts on which the two companies were then working. Important criteria to China Unistone's board of directors in identifying an acquisition target was that the company has established business operations, that it was generating current revenues, and that it had what China Unistone believes to be a potential

        Another important factor influencing China Unistone's board of directors' decision was that Sihitech and e-Channels represent an opportunity to invest in a growing, dynamic industry. China's huge and growing economy is fostering growth in the financial sector. In the future, there could be an increased demand for banking system IT solutions and services, as China's banking industry modernizes itself and becomes more information technology driven. The board believes that market presence and effective marketing strategies could result in an increase of Sihitech and e-Channel's share of their existing markets and enable Sihitech and e-Channels, on a combined basis, to enter additional markets. Therefore, the board of China Unistone believed that this could be a positive to its overall decision.

        Another reason for China Unistone's board of directors' decision was that the combined company will have a seasoned management team with specialized knowledge of the markets within which it operates and the ability to lead it in a rapidly changing environment. China Unistone's board of directors believes that Sihitech and e-Channel's management has demonstrated that ability. By utilizing its growing revenues to expand its market share and develop additional products, Sihitech and e-Channel's management seems to have demonstrated a commitment to a strategy that has given it a good presence in the banking system integration service industry in the PRC. Therefore, the board of China Unistone believed that this could be a positive to its overall decision.

        China Unistone's board of directors considered the risk that the current public stockholders of China Unistone would vote against the stock purchase and demand to redeem their shares for cash upon consummation of the stock purchase, thereby depleting the amount of cash available to the combined company following the stock purchase or cause a condition of the stock purchase agreement not to be met. China Unistone's board of directors deemed this risk to be no worse with regard to Sihitech and e-Channels, than it would be for other target companies and believes that Sihitech and e-Channels will still be able to implement its business plan, even if the full amount of the funds deposited in the trust account are not available at closing. Therefore, the board of China Unistone believed that this could be a neutral to its overall decision.

        The E.J. McKay & Co. oral presentation on December 13, 2005, at the commencement of the board meeting included a general description of the business of Sihitech and e-Channels as it existed and a diagram on a whiteboard of Sihitech and e-Channels' business model. A separate diagram showed the capital structure of Sihitech and e-Channels as of the date of the presentation, projected uses of the cash that would be available after the merger and an organizational chart for Sihitech and e-Channels. The anticipated capital structure presented included the combined assets and liabilities of both companies post merger as well as the contribution of the China Unistone shares, cash, and warrants. We estimated that the capital structure post merger would include the contribution of the China Unistone cash, limited debt, and the additional 6.9 million warrants outstanding. The organizational structure that was anticipated included the China Unistone Chairman, Mr. Chih Cheung, continuing on as the Chairman of the combined company post merger. The current CEO of Sihitech, Mr. Weidong Hong, would be CEO of the combined company post merger, while the current CEO of e-Channels, Mr. Shuo Zeng, would assume the role of COO of the combined company. The current CFO, Mr. Peter Li, would assume the role of CFO of the combined company. The E. J. McKay & Co. representatives then gave an oral review of the market overview of Sihitech and e-Channels that described the Chinese banking system integration services market generally and how Sihitech and e-Channels fit into and compete within that market. The oral presentation showed Sihitech and e-Channels to be engaged principally in system integration services, which the board of China Unistone believed could be a potential negative to its overall decision. The oral presentation also showed Sihitech and e-Channels moving into high value information technology services that carry higher relative margins such as software, solutions and consulting, both as a diversification and an expansion strategy. The oral presentation described how Sihitech and e-Channel's plan to concentrate more on the information technology services like IT consulting and outsourced operations in future, which the board of China Unistone deemed this as a potential positive to its overall decision. It also provided information regarding the geographical markets in which Sihitech and e-Channels compete within the PRC. A separate oral presentation examined the competitive and other threats that Sihitech and e-Channels face in conducting their business, including both local and foreign competitors. There was a presentation that described the Sihitech and e-Channels' business models. Among the elements in those business models are plans to diversify the customer base by attracting other state-owned banks as well as other large/medium sized banks that are currently not the customers of the companies, increase market share and reduce the dependence on major customers, expand into other industry besides banking and financial segment, form strategic alliances with tech partners with applications incorporated and integrated with their software, provide a complete range of front-end banking products, provide complete end-to-end IT consulting service to clients and substantially increase the contribution of higher margin activities to revenue, which the board of China Unistone believed could be a potential positive to its overall decision. An additional oral presentation segment on personnel examined the role of its principal executives of Sihitech, including Mr. Weidong Hong, who is the CEO, Mr. He Changqing, Director and in charge of business strategy development and software development matters and Ms. Wang Yanmei, Director and Group Finance Manager. The information described in this part of the presentation supports China Unistone's board of directors' determination that Sihitech and e-Channels have an experienced and talented management team, capable of continuing the success achieved in the past. Another segment of the presentation described the risks inherent in the business plans of Sihitech and e-Channels. These risks are discussed, among others, in the risk factors section of this proxy statement/prospectus.

        Another part of the board discussion covered the history of Sihitech and e-Channels that showed a record of growth, including rapidly increasing revenues and solid gross profit. The board reviewed materials it had prepared itself for an analysis of the post-transaction value of Sihitech and e-Channels. The board prepared matrix analyzed comparable companies in the banking and financial software services category, taking into account their relative market presences and cycle maturity. The board prepared a list of comparative price/earnings ratios of these companies and compared them to the price/earnings of Sihitech and e-Channels and their anticipated price/earnings. The valuation for the future of Sihitech and e-Channels was based on various assumptions determined by the board, including projected top-line sales, assumed margins, and projected net income. Capital resources were taken into account, based on the capital of the company after the acquisition and for income and reinvestment, and for the potential of exercise of outstanding warrants of China Unistone. Based on this analysis, the board concluded that comparatively speaking, the enterprise value of Sihitech and e-Channels was favorable.

        China Unistone's board of directors also considered the methods by which a foreign company may own and control the PRC companies that are newly organized industries. In structuring the transaction and in preparing the documentation, China Unistone retained its own PRC counsel, Jun He, for advice. The agreements were drafted by its PRC counsel, Jun He, and reviewed by United States counsel, Graubard Miller. The stock purchase agreement provides for opinions of PRC counsel on the validity and enforceability of all the agreements by Sihitech and e-Channels.

  Satisfaction of 80% Test

        It is a requirement that any business acquired by China Unistone have a fair market value equal to at least 80% of its net assets at the time of consummation of the acquisition. China Unistone's net assets shall include the amount in the trust account. Based on standards generally accepted by the financial community, including the financial analysis by China Unistone of Sihitech and e-Channels which was generally used to approve the transaction, the China Unistone board of directors independently determined in connection with their approval of the Stock Purchase Agreement that this requirement will be met. Additionally, the board of China Unistone believed the acquisition of Sihitech has not taken any other action to assure that the aforementioned individuals will be responsible for the liabilities. In the event of liquidation, China Unistone would be responsible for seeking enforcement of the reimbursement agreements and obtaining payment by Messrs. Cheung, Li and Preissler. There can be no assurance that the company will be able to obtain the full amount to which it is entitled.

Recommendation of the China Unistone Board

        After careful consideration, China Unistone's board of directors determined unanimously that each of the stock purchase proposal, the redomestication merger proposal and the stock option proposal is fair to the China Unistone stockholders from a financial point of view and in the best interests of China Unistone and its stockholders. This recommendation was reached at the December 13, 2005 board meeting of the directors of China Unistone. The recommendation is based on the terms of the stock purchase agreement, and in particular the fact that the consideration is largely stock which aligns the interests of the Sihitech and e-Channels former stockholders and management with those of the China Unistone investors. Also, another important aspect of the consideration is that a substantial portion of the consideration is based on the future performance of the target companies. Also, the valuation analysis performed by the board of directors in respect of the satisfaction of the requirement that the value of the targets at closing exceed 80% of the assets of China Unistone lent support to the conclusion that the acquisition was fair to and in the best interests of the China Unistone stockholders. That analysis indicated that the price being paid for the target companies was in line with or better than the valuations of other comparable companies. Certain other terms of the stock purchase agreement were also considered, including the indemnification provisions, the scope of the representations and warranties and the various covenants. The ancillary agreements such as the voting agreement and the continuation of some of the current management in positions with the targets was also thought to be beneficial and protective of the current stockholder interests. Also considered was the fact that the target companies were operating and have had a pattern of revenues, and appeared to have the potential for growth in their industry. The board also considered the redomestication merger in conjunction with the acquisition of the Chinese companies which would provide certain benefits to the company after the merger because it would result in a lower tax rate and elimination of the possibility of additional taxes imposed on United States companies with overseas operations that reduce the availability of funds for operations because of the added United States tax burden. Finally, the board considered the nature of the China Unistone acquisition vehicle and the fact that the stockholders were gaining more value from the consummation of the stock purchase agreement than liquidation. Balanced against this was the fact that the board of directors and management had certain conflicts of interest in the decision process and the risk factors relating to the target companies.

        By conducting its own analysis of the value of the target companies and arriving at the recommendation to the stockholders of China Unistone that the stock purchase proposal was fair to the stockholders, the board of directors may have assumed additional potential liability in the event of a challenge to the board's decisions and actions. Under Delaware law, a director is fully protected in relying in good faith upon the opinions, reports or statements presented by a person as to matters the director reasonably believes are within such person's professional or expert competence and who has been selected with reasonable care. Without that, the directors may have additional liability if the decision to acquire the target companies was determined to be in violation of the board's fiduciary duties and not covered by the limitations on director liability under Delaware law and the certificate of incorporation.

        China Unistone's board of directors has approved and declared advisable the stock purchase proposal, the redomestication merger proposal and the stock option proposal and unanimously recommends that you vote or give instructions to vote "FOR" each of the proposals to adopt the stock

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OF SIHITECH

Overview

  Business

        Sihitech and its subsidiaries (the "Sihitech Group") currently provide a comprehensive suite of IT solutions and services to the banking industry in China. As Chinese banks are getting more sophisticated in terms of information technology adoption and utilization, Sihitech continues to migrate its business focus from traditional system integration services to high-growth IT consulting and maintenance services.

        Sihitech is a limited liability company established in Beijing, under the law of the People's Republic of China on June 16, 1999. On December 31, 2005, Sihitech had four majority-owned subsidiaries, which are Beijing Sihitech Software Co., Ltd., Shanghai Sihitech Technology Co., Ltd., Beijing Sihitech Information Consulting Co., Ltd., and Guangzhou Sihitech Technology Co, Ltd., in which it holds an 80% equity interest in each, and a wholly-owned subsidiary of Shanghai Sihitech Software Co., Ltd. established in May 2005. Prior to 2003, the Company only held a 50% equity interest in Guangzhou Sihitech Software Co, Ltd. Sihitech also has three affiliated companies, which are Beijing Hengli Plastic Machinery Co., Ltd, Shanghai Sihitech Sanjian Technology Co., Ltd. and Beijing Sihitech Shuyi Technology Co., Ltd., of which Sihitech holds an equity interest of 50%, 50% and 35%, respectively.

        Prior to January 1, 2006, the Corporation Act of the PRC required that any limited liability company needs to be formed by at least two parties. With respect to the Sihitech subsidiaries, they were all incorporated with similar shareholding structure of Beijing Sihitech owning 80% and a minority shareholder owning 20%. As of December 31, 2005, the minority shareholders are as the following:

        Beijing Sihitech Software Co., Ltd., Ms. Yanmei Wang: 8%, Ms. Hong Wu: 12%;

        Shanghai Sihitech Technology Co., Ltd., Mr. Weidong Hong: 20%

        Beijing Sihitech Information Consulting Co., Ltd., Mr. Zhifeng Wang: 20%

        Guangzhou Sihitech Technology Co., Ltd., Mr. Weidong Hong: 20%

        The above minority shareholders have all signed agreements with and issued powers of attorney to Beijing Sihitech Technology Co., Ltd. authorizing Beijing Sihitech to perform all of their shareholder rights, including but not limited to economic rights, voting, nomination and selection of directors and supervisors, making decisions on operations and management, beneficiary right and shares assignment or pledge. Beijing Sihitech shall enjoy the rights of the minority shareholders and bear the civil liabilities and obligations thereof. The powers of attorney issued by the above minority shareholders continue during the period of existence of these subsidiaries. Therefore, from the accounting reporting perspective, all above majority-owned subsidiaries are consolidated and reported as wholly owned subsidiaries in 2005. Therefore, they may not be enforceable. In that case, the minority shareholders may be able to assert their control rights as to the equity interests in the minority companies. In that case, the accounting will have to be changed to treat the companies as majority owned companies which would reduce reportable net income by the percentage of the minority interest. Sihitech would also have to permit the minority stockholders their voting, economic and other rights.

[Outside Back Cover of Prospectus]

        Until November 27, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

QuickLinks

[Letterhead of Graubard Miller]
RISK FACTORS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SIHITECH
[Outside Back Cover of Prospectus]